BY EDGAR TRANSMISSION

July 18, 2011

Mr. Howie Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Proxy Statement on Schedule 14A
Pursuant to Securities Exchange Act of 1934
Registration No: 811-07572

Dear Mr. Hallock:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission which you communicated to me by telephone on
July 14, 2011. Changes in response to staff comments will be made by the Registrant in a
Definitive 14A filing for the Proxy Statement.

Comment 1. Revise the disclosures made in Proposal 1 and Proposal 3 related to the potential improved marketability of the Funds to make clearer.

Response. The requested disclosure has been revised as follows:

“PMC’s recommendation to replace Invesco with PGI was based on the past performance of
Invesco as well as the potential for improved marketability of the Tax-Exempt Bond Fund
[California Municipal Fund]. PMC believes it will have greater success marketing and selling Fund shares, which are sold primarily to retail clients, if the Fund is managed by a sub-advisor affiliated with the Principal Financial Group rather than one who is unaffiliated.”

Comment 2. Include disclosure in Proposal 1 and Proposal 3 related to what the Board concluded in regards to the nature, quality and extent of services expected under the proposed sub-advisory agreement.

Response. The requested disclosure has been revised as follows:

The Board concluded that the nature, quality and extent of services, including the investment performance, are expected to be satisfactory.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.